CUSIP No. 644398109	13D	Page 50 of 50 Pages

EXHIBIT 5

AGREEMENT

     THIS AGREEMENT (“Agreement”) is made this 13 day of April, 2000 by Michael Weiner, Mark Kreloff, Brad Weber and Edward Bonn (each a “Contributing Stockholder,” and collectively, the “Contributing Stockholders”).

     WHEREAS, pursuant to the Nasdaq Listing Qualification Panel’s acceptance of the proposal set forth in the letter from Fried, Frank, Harris, Shriver & Jacobson dated April 6, 2000 attached hereto as Exhibit A;

     WHEREAS, the Contributing Stockholders voluntarily and unconditionally desire to make the Capital Contribution (defined below) in their capacity as stockholders to New Frontier Media, Inc., a Colorado corporation (the “Company”);

     WHEREAS, the Contributing Shareholders intend that the Capital Contribution will enhance the equity interest of all of the Company’s shareholders;

     NOW, THEREFORE, the parties hereto, intending to be legally bound, hereby agree as follows:

     Each Contributing Stockholder shall contribute to the Company on or before April 14, 2000; (i) the number of shares of the common stock, par value $.001 per share, of the Company (the “Common Stock”) set forth opposite his or her name on Schedule A hereto and (ii) the dollar amount set forth opposite his or her name on Schedule A hereto (together the “Capital Contribution”).

     Each Contributing Stockholder agrees and acknowledges that he or she is not receiving services, goods or any other benefits from the Company in exchange for the Capital Contribution.

     Each Contributing Stockholder further agrees and acknowledges that the Capital Contribution will not represent indebtedness of the Company to the Contributing Stockholder.

     This Agreement shall be construed and enforced in accordance with and governed by the law of the State of Colorado.

Michael Weiner	/s/ BRAD WEBER Brad Weber

Mark Kreloff	/s/ EDWARD BONN Edward Bonn